                                                                      Exhibit 11

January 25, 2010

RiverSource Equity Series, Inc.
50606 Ameriprise Financial Center
Minneapolis, MN 55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of RiverSource Equity Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with this Amendment to the Registration Statement.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
General Counsel
RiverSource Equity Series, Inc.